

March 16, 2023

Shane O'Connor
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

   Re: UniFirst Corporation
     Form 8-K Furnished October 19, 2022
     File No. 001-08504

Dear Shane O'Connor:

  We have reviewed your March 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2023 letter.

Form 8-K Furnished October 19, 2022

Exhibit 99, page 1

1. We have reviewed your response to comment 2. In considering the nature of these expenses, we note from page 28 of your Form 10-K, the development of your CRM system is intended to "improve functionality, capability and information flow as well as increase automation in servicing [y]our customers." Additionally, within your risk disclosures on page 10 of your From 10-K, you state that an inability to implement and operate the CRM and ERP systems "could materially disrupt [y]our operations, adversely impact the servicing of [y]our customers and have a material adverse effect on [y]our financial results." In regards to your investments in the UniFirst brand, we note your press release from March 2022 listed on your website, titled "UniFirst Launches First National Brand Campaign in 86-Year History." The press release discusses the campaign launch in March 2022 highlighting various commercial spots in select U.S. and Canadian markets

and marketing of your "Always Deliver" campaign. While these projects may be "extraordinary and transformational project[s] for the Company without precedent in the Company's recent history," based on the nature of these "key initiatives," these expenses would appear to be fundamental to the growth and continuing operations of the Company, and as such it would appear these expenses would be reflective of normal operating expenses necessary to operate and grow your business. Refer to Question 100.01 of the staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise, or advise accordingly.

 You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services